Exhibit 12.1

JACUZZI BRANDS, INC.
Consolidated Ratio of Earnings to Fixed Charges
(DOLLARS IN MILLIONS)

	1999	2000	2001	2002	2003

Income (loss) from continuing operations before income taxes	$137.6	$42.0	$(173.1)	$8.8	$(3.9)
Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	85.7	89.4	92.0	78.4	64.1

Earnings before income taxes and fixed charges	$223.3	$131.4	$(81.1)	$87.2	$60.2
Ratio of earnings to fixed charges(1)	2.6x	1.5x	—	1.1x	—

(1)	For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of earnings (loss) before income tax expense (benefit) plus fixed charges. “Fixed charges” consist of interest expense, including amortization of deferred financing costs. For fiscal 2001 and 2003, “earnings” were insufficient to cover fixed charges by $173.1 million and $3.9, respectively.